

May 29, 2019

Tran Nguyen
Chief Operating Officer and Financial Officer
Prothena Corporation plc
Adelphi Plaza
Upper George's Street
Dún Laoghaire
Co. Dublin, A96 T927, Ireland

> **Re: Prothena Corp plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 6, 2018**
> **File No. 001-35676**

Dear Mr. Nguyen:

We have reviewed your April 16, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2019 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 1. Financial Statements (unaudited)
Notes to the Condensed Consolidated Financial Statements
8. Significant Agreements
Celgene Collaboration Agreement, page 18

1.   It appears that your response may not have fully addressed prior comment 4 in two ways. First, that comment asked if your disclosure had an inconsistency because your disclosure states that a material right exists, but it also states there is no performance obligation at the

inception of the contract. Because ASC 606-10-55-42 states that a material right is a performance obligation those statements appear to be in conflict. For clarity, we confirm that our comment relates to the material right, not the goods or services that Celgene can purchase by exercising the option. Second, it is not clear from that response and your disclosure how many material rights exist. Please provide additional explanation and propose revisions to your disclosure to clarify.

2.   As a follow-up to prior comment 2, please reconcile for us the transaction economics to your assertion that there are no implied promises for you to provide research and development services or to use best efforts to file an IND. For example, it appears that Celgene has no ability to realize the value of its nonrefundable $110 million upfront payment absent further research and development, which it appears Celgene is prohibited from performing or directing prior to the exercise of its options, which cannot occur until you file an IND.

3.   In your February 28, 2019 response, as part of your analysis of ASC 606 step 2, you identify a number of "Prothena Obligation(s)" and conclude they are not distinct performance obligations. Because a performance obligation consists of a distinct good or service or a bundle of goods and services that are distinct, it is not clear whether you are asserting that the items listed as "Prothena Obligation(s)" are not promised goods and services or alternatively, if they are, how you complied with the requirement in ASC 606-10-25-22 that indicates that if a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Please provide further explanation to clarify.

4.   As a follow-up to the preceding comment, please identify for us the goods and services that Celgene can purchase by exercising the options. For example, are they limited to a license or do they also include, for example Phase 1 research and development services? Please also reconcile for us the statements on page 19 of your February 28, 2019 response in your ASC 606 Step 5 analysis that (a) delivery of manufactured compound (clinical product supply); (b) complete regulatory filing of the IND; and (c) Phase 1 research and development activities are performance obligations with your ASC 606 Step 2 analysis described in your February 28, 2019 response and the proposed disclosure in your April 16, 2019 that indicates they are not performance obligations.

5.   Please refer to the disclosure on Page 15 of your April 16, 2019 letter that discusses your allocation of the transaction price and
    • Tell us the consideration you gave to allocating the transaction price to each of the material rights based on their standalone selling prices at contract inception.
    • Refer us to the ASC 606 guidance upon which you relied to allocate the transaction price to each program using a relative fair value method and in turn allocation of the transaction price per program to each underlying performance obligation using the relative standalone selling price method.

6.   Please propose further revisions to your disclosure to:

- Distinguish between promises and performance obligations. For example, your proposed disclosure refers to there being no "distinct performance obligations," whereas ASC 606-10-25-14 refers to evaluating whether each promised good or service or bundle of promised goods and services is distinct. If promises in your arrangement are not distinct, propose revisions to clarify the result of your application of ASC 606-10-25-22.
- Clarify within your recognition policy describing the deferral of the transaction price how your reference to "the termination of the Collaboration Agreement" relates to the timing of expiration of the material right(s). See ASC 606-10-55-42. We note that each option must be exercised upon filing the IND, but it is not clear when each exercise period expires in relation to "the termination of the Collaboration Agreement."

You may contact Tabatha McCullom at 202-551-3658 or Frank Wyman at 202-551-3660 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance